FILED BY AVIV REIT, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AVIV REIT, INC.

COMMISSION FILE NO. FOR REGISTRATION

STATEMENT ON FORM S-4: 333-201359

Aviv REIT, Inc. (“Aviv” or the “Company”) hereby provides the following table setting forth Aviv management’s estimated ranges for certain financial measures for the three months and year ended December 31, 2014.

(in thousands, except per share/unit amounts)

	Three Months Ended December 31, 2014			Year Ended December 31, 2014
Operating revenue	$50,377	to	$51,604	$182,814	to	$184,042
Net income	$11,694	to	$12,922	$43,646	to	$44,874
FFO	$24,307	to	$25,535	$92,528	to	$93,756
Normalized FFO	$29,290	to	$30,518	$105,036	to	$106,264
Adjusted FFO	$30,051	to	$31,279	$108,385	to	$109,613
Weighted average common shares and units outstanding—diluted	61,373			58,167
Net income per share and unit (diluted)	$0.19	to	$0.21	$0.75	to	$0.77
FFO per share and unit (diluted)	$0.40	to	$0.42	$1.59	to	$1.61
Normalized FFO per share and unit (diluted)	$0.48	to	$0.50	$1.81	to	$1.83
Adjusted FFO per share and unit (diluted)	$0.49	to	$0.51	$1.86	to	$1.88

Management of Aviv has prepared the estimates for the three months and year ended December 31, 2014 presented above in good faith based upon the most recent information available to management of Aviv from its internal reporting procedures as of the date of this document. The preliminary estimated ranges set forth herein are preliminary, unaudited, subject to further completion and reflect current good faith estimates, do not take into account or give pro forma effect to the merger with and into Omega Healthcare Investors, Inc. (“Omega”), are subject to additional financial closing procedures and may be revised as a result of Aviv management’s further review of Aviv’s results and any adjustments that may result from the completion of the audit of the 2014 consolidated financial statements. Aviv and its auditors have not completed Aviv’s normal quarterly review or annual audit procedures as of and for the three months and year ended December 31, 2014, and there can be no assurance that Aviv’s final results for this quarterly and annual period will not differ from these estimates. Any such changes could be material. During the course of the preparation of Aviv’s consolidated financial statements and related notes as of and for the three months and year ended December 31, 2014 and their audit, Aviv may identify items that would require it to make material adjustments to the preliminary financial information presented above.

Aviv’s consolidated financial statements and related notes as of and for the quarter and year ended December 31, 2014 included in its Annual Report on Form 10-K are expected to be filed with the Securities and Exchange Commission (“SEC”) on or about February 27, 2015. Aviv’s actual results may differ materially from the fourth quarter estimates above. Accordingly, you should not place undue reliance on these preliminary estimates. These estimates should not be viewed as a substitute for full audited or interim financial statements prepared in accordance with GAAP. In addition, these preliminary estimates as of and for the three months and year ended December 31, 2014 are not necessarily indicative of the results to be achieved for any future period. Factors that could cause these preliminary estimates to differ include, but are not limited to, discovery of new information that alters expectations about fourth quarter and year end results or impacts valuation methodologies underlying these results.

FFO, Normalized FFO and Adjusted FFO are non-GAAP measures. The following table presents a reconciliation of Aviv’s preliminary estimated non-GAAP measures to Aviv’s net income available to stockholders.

(in thousands)	Three Months Ended December 31, 2014	Year Ended December 31, 2014
Net income available to stockholders	$11,694 to $12,922	$43,646 to $44,874
Add back loss from real estate dispositions	—	—
Sub-total	$11,694 to $12,922	$43,646 to $44,874
Elimination of non-cash items included in net income:
Depreciation and amortization	$12,553	$44,023
Loss on impairment / loss on sale	$60	$4,859
FFO	$24,307 to $25,535	$92,528 to $93,756

Adjustments to FFO:
Loss on extinguishment of debt	—	$501
Reserve for uncollectible loan receivables	$195	$3,406
Transaction costs	$4,788	$8,601
Normalized FFO	$29,290 to $30,518	$105,036 to $106,264

Adjustments to FFO:
Amortization of deferred financing costs	$998	$3,942
Non-cash stock-based compensation	$1,258	$4,861
Straight-line rental income, net and other	$(1,495)	$(5,454)
Adjusted FFO	$30,051 to $31,279	$108,385 to $109,613

Aviv uses financial measures that are derived on the basis of methodologies other than in accordance with GAAP. The Aviv “non-GAAP” financial measures presented in this Current Report on Form 8-K include Funds from Operations (“FFO”), Normalized FFO and Adjusted FFO (“AFFO”). Aviv derives these measures as follows:

•	NAREIT defines FFO as net income (computed in accordance with GAAP), excluding gains and losses from sales of property (net) and impairments of depreciated real estate, plus real estate depreciation and amortization (excluding amortization of deferred financing costs) and after adjustments for unconsolidated partnerships and joint ventures. Applying the NAREIT definition to Aviv’s financial statements results in FFO representing net income before depreciation and amortization, impairment of assets, and gain (loss) on sale of assets (net).

•	Normalized FFO represents FFO before loss on extinguishment of debt, reserves for uncollectible loan receivables, transaction costs, severance costs, and change in fair value of derivatives.

•	AFFO represents Normalized FFO before amortization of deferred financing costs, non-cash stock-based compensation, straight-line rental income (net) and rental income from intangible amortization (net).

Aviv’s management uses FFO, Normalized FFO and AFFO as important supplemental measures of Aviv’s operating performance and liquidity. FFO is intended to exclude GAAP historical cost depreciation and amortization of real estate and related assets, which assumes that the value of real estate assets diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions. The term FFO was designed by the real estate industry to address this issue and as an indicator of a company’s ability to incur and service debt. Because FFO, Normalized FFO, and AFFO exclude depreciation and amortization unique to real estate, impairment, gains and losses from property dispositions and extraordinary items, they provide Aviv’s management with performance measures that, when compared year over year or with other REITs, reflect the impact to operations from trends in occupancy rates, rental rates, operating costs, development activities and interest costs, in each case providing perspectives not immediately apparent from net income. In addition, Aviv believes that FFO, Normalized FFO and AFFO are frequently used by securities analysts, investors and other interested parties in the evaluation of REITs.

Aviv offers these measures to assist the users of Aviv’s financial statements in assessing Aviv’s financial performance and liquidity under GAAP, but these measures are non-GAAP measures and should not be considered measures of liquidity, alternatives to net income or indicators of any other performance measure determined in accordance with GAAP, nor are they indicative of funds available to fund Aviv’s cash needs, including Aviv’s ability to make payments on its indebtedness. In addition, Aviv’s calculations of these measures are not necessarily comparable to similar measures as calculated by other companies, including Omega, that do not use the same definition or implementation guidelines or interpret the standards differently from Aviv. Investors should not rely on these measures as a substitute for any GAAP measure, including net income, cash flows provided by operating activities or revenues.

Forward-Looking Statements

The information presented herein includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements provide our current expectations or forecasts of future events. Forward-looking statements include statements about our expectations, beliefs, intentions, plans, objectives, goals, strategies, future events, performance and underlying assumptions and other statements that are not historical facts. Examples of forward-looking statements include all statements regarding our expected future financial position, results of operations, cash flows, liquidity, business strategy, projected growth opportunities and potential acquisitions and plans, objectives of management for future operations and completion of the proposed merger transaction. You can identify forward-looking statements by their use of forward-looking words, such as “may,” “will,” “anticipate,” “expect,” “believe,” “estimate,” “intend,” “plan,” “should,” “seek” or comparable terms, or the negative use of those words, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are made based on our current expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed in or implied by these forward-looking statements. Important factors, risks and uncertainties that could cause actual results to differ materially from our expectations include those disclosed under Part I, Item 1A, “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2013, Part II, Item 1A, “Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 and elsewhere in filings made by us with the SEC. These factors include, among others: uncertainties relating to the operations of our operators, including those relating to reimbursement by government and other third-party payors, compliance with regulatory requirements and occupancy levels; our ability to successfully engage in strategic acquisitions and investments; competition in the acquisition and ownership of healthcare properties; our ability to monitor our portfolio; environmental liabilities associated with our properties; our ability to re-lease or sell any of our properties; the availability and cost of capital; changes in interest rates; the amount and yield of any additional investments; changes in tax laws and regulations affecting real estate investment trusts (REITs); ability to maintain our status as a REIT; the ability of Aviv and Omega to successfully file the definitive joint proxy statement/prospectus with the SEC in connection with the proposed merger transaction; the ability of Aviv and Omega to close the proposed transaction; risks relating to the integration of Aviv’s operations and employees into Omega and the possibility that the anticipated synergies and other benefits of the proposed acquisition will not be realized or will not be realized within the expected timeframe; the outcome of any legal proceedings related to the proposed transaction; and other factors identified in Aviv’s and Omega’s filings with the SEC.

There may be additional risks of which we are presently unaware or that we currently deem immaterial. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date as of which such statements are made. Forward-looking statements are not guarantees of future performance. Except as required by law, we do not undertake any responsibility to release publicly any revisions to these forward-looking statements to take into account events or circumstances that occur after the date as of which such statements are made or to update you on the occurrence of any unanticipated events which may cause actual results to differ from those expressed or implied by the forward-looking statements contained herein.

Additional Information about the Proposed Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval. In connection with the proposed transaction, Omega filed with the SEC a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus. The information in the preliminary joint proxy statement/prospectus is not complete and may be changed. The definitive joint proxy statement/prospectus will be mailed to stockholders of Omega and Aviv after the registration statement is declared effective by the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors may obtain free copies of the registration statement, the joint proxy statement/prospectus and other relevant documents filed by Omega and Aviv with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Omega with the SEC will also be available free of charge on Omega’s website at www.omegahealthcare.com and copies of the documents filed by Aviv with the SEC are available free of charge on Aviv’s website at www.avivreit.com.

         Omega, Aviv and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Omega’s and Aviv’s shareholders in respect of the proposed transaction. Information regarding Omega’s directors and executive officers can be found in Omega’s definitive proxy statement filed with the SEC on April 29, 2014. Information regarding Aviv’s directors and executive officers can be found in Aviv’s definitive proxy statement filed with the SEC on April 15, 2014. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed transaction if and when they become available. These documents are available free of charge on the SEC’s website and from Omega and Aviv, as applicable, using the sources indicated above.

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